Exhibit 99.1

Jiuzi Holdings, Inc. Signs Strategic Agreement with Shaanxi Tongjia Auto Co., Ltd.

HANGZHOU, China, Sept. 29, 2021 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today announced that on September 19, 2021, it has entered into a strategic cooperation agreement with Shaanxi Tongjia Auto Co., Ltd. (“Tongjia”), a well-known automobile brand of Shaanxi Automobile Group Co., Ltd.

Pursuant to the agreement, Tongjia will deliver to JZXN 2000 new energy vehicles, including its best-selling electric delivery vehicle, Electric OX II, which will be sold via the Company’s retail stores throughout 2021 and 2022. In the early stage, the Company, through its wholly-owned subsidiary Hangzhou Zhitongche Technology Co., Ltd., will provide a loan of RMB20 million to Tongjia’s authorized dealers for working capital, which could be gradually increased depending on the actual operations. Both parties will use their resource sharing and respective advantages to jointly create a clean, green, safe and efficient industrial production chain to meet customers’ needs in the rapidly growing new energy vehicles industry in China.

Mr. Shuibo Zhang, CEO, Director and Chairman of Jiuzi Holdings, Inc., commented: “We are very excited to establish this strategic cooperation partnership with Tongjia in addition to the cooperation arrangements made with Chongqing Ruichi Automobile Industry Co., Ltd. and Hemei Auto Holdings Co. Ltd., as announced in the past few months. Tongjia is one of the largest new energy vehicles manufacturers as well as retailers in Northwest China. It has strategically chosen to solely work on new energy vehicles production and made impressive progress in developing new vehicle models that contributed to its rapid expansion in recent years. I am confident that this cooperation will be impactful in the new energy vehicle industry in 2022.”

“JZXN has been in a leading position in the new energy vehicles market in China. In order to maximize our strength, we have chosen to cooperate with Tongjia to take full advantage of its operation resources. Both parties will work closely to offer more new energy vehicles to our customers and achieve the market demand. This collaboration will bring great opportunities in expanding our market in China’s third and fourth tier cities. I have confidence in the Company’s bright future as we have integrated both online and offline services, and developed multi-brand sales system, which, along with our one-stop vehicle shopping solutions business model, will help accelerate the growth of the new energy vehicle industry in the years ahead.” Mr. Zhang added.

About About Shaanxi Tongjia Auto Co., Ltd.

Shaanxi Tongjia Auto Co., Ltd. is a subsidiary of Shaanxi Automobile Group Co., Ltd. It is a high-tech enterprise that is engaging in the manufacturing, research and development, sales and service of the new energy mini vehicles, SUVs and MPVs in Northwest China. Tongjia is headquartered in Baoji City of Shaanxi Province and has 1,100 employees. At the present, it has 27 models of new energy vehicles, which have been recorded into the new energy vehicle announcement catalog of the Nation Ministry of Industry and Information Technology. It has three core technologies, including pure electric technology, hybrid technology and fuel technology. By integrating new energy vehicles industry resource and efficient business development, Tongjia aims to become a high quality and well-known new energy vehicle brand in China by providing customers with products that are both fashionable in design and novel in technological experience. For more information, please visit: www.tongjiaauto.com/.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company majorly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

SOURCE Jiuzi Holdings, Inc.